This is Amendment No. 3 to Schedule 13G originally filed on April 27, 1984. This Amendment includes a restatement of the entire text of Schedule 13G as amended as required by Regulation S-T Subpart 232.101.






                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             INTER-TEL, INCORPORATED
                                (Name of Issuer)

                                 Common Stock
                         (Title of Class of Securities)

                                   458372
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







1.                NAME OF REPORTING PERSON
                  SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                  Steven G. Mihaylo  SS# ###-##-####
-------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                        (a) [ ]
                                        (b) [ ]

                  NOT APPLICABLE
-------------------------------------------------------------------------------
3.                SEC USE ONLY

-------------------------------------------------------------------------------
4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                           Arizona, United States of America
                           ----------------------------------------------------
 NUMBER OF                 5.       SOLE VOTING POWER
  SHARES                            2,763,500
BENEFICIALLY               ----------------------------------------------------
  OWNED                    6.       SHARED VOTING POWER
    BY                              0
   EACH                    ----------------------------------------------------
 REPORTING                 7.       SOLE DISPOSITIVE POWER
   PERSON                           2,763,500
   WITH                    ----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER
                                    0

-------------------------------------------------------------------------------
9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,763,500
-------------------------------------------------------------------------------
10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES*  [ ]
-------------------------------------------------------------------------------
11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           21.6%
-------------------------------------------------------------------------------
12.               TYPE OF REPORTING PERSON

                  IN
-------------------------------------------------------------------------------




Item 1(a)         Name of Issuer:

                  Inter-Tel, Incorporated

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  120 North 44th St., Suite 200
                  Phoenix, AZ  85034-1822

Item 2(a)         Name of Person Filing:

                  Steven G. Mihaylo

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  120 North 44th St., Suite 200
                  Phoenix, AZ  85034-1822

Item 2(c)         Citizenship: United States of America

Item 2(d)         Title or Class of Securities:  Common

Item 2(e)         CUSIP Number:  458372

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: NOT APPLICABLE

(a) [ ] Broker or Dealer  registered under Section 15 of the Act
(b) [ ] Bank as defined in Section  3(a)(6) of the Act
(c) [ ] Insurance  Company as defined in Section 3(a)(19) of the Act
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act
(e) [ ] Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940
(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
(g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G)
        Note: See Item 7)

(h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4            Ownership:

(a)      Amount Beneficially Owned:  2,763,500
(b)      Percent of Class:  21.6%
(c)      Number of shares as to which such person has:
           (i)  sole power to vote or to direct the vote               2,763,500
          (ii)  shared power to vote or to direct the vote                     0
         (iii)  sole power to dispose or to direct the disposition of  2,763,500
          (iv)  shared power to dispose or to direct the disposition of        0


Item 5   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable



Item 8   Identification and Classification of Members of the Group.

         Not Applicable

Item 9   Notice of Dissolution of Group.

         Not Applicable

Item 10  Certification.

         Not Applicable


Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                February 14, 1996
                -----------------------
                        Date


                /s/ Steven G. Mihaylo
                -----------------------
                      Signature



                Steven G. Mihaylo/CEO
                -----------------------
                     Name/Title